[LOGO] ChemFirst Inc.

                                [PHOTOS OMITTED]

                                                                            1999
                                                                   ANNUAL REPORT

[LOGO] ChemFirst produces chemicals for semiconductor, life science, and polyurethane applications. The company's stock trades on the New York Stock Exchange under the symbol CEM.

CONTENTS
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Financial Highlights                                                           1
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Selected Financial Data                                                        2
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Letter to Shareholders                                                         3
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Electronic and Other Specialty Chemicals                                       7
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Polyurethane Chemicals                                                        11
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Management's Discussion and Analysis                                          13
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Consolidated Financial Statements and Notes                                   16
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ChemFirst Companies                                                           36
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Directors and Officers                                                        36
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Corporate Information                                                         37
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

                              Financial Highlights

                                                           Years ended December 31,
                                                   (In Thousands Except Per Share Amounts)
                                                   ---------------------------------------
                                                       1999        1998        % Change
                                                   ---------------------------------------
Results of Operations:
     Sales                                           $311,786     296,509           5
     Earnings from continuing operations (a)         $ 22,473      18,976          18
     Depreciation and amortization                   $ 26,988      23,688          14
     Capital expenditures                            $ 24,645      43,786         (44)

Financial Position:
     Total assets                                    $402,387     443,434          (9)
     Total debt                                      $ 31,892      70,561         (55)
     Shareholders' equity                            $288,723     285,482           1
     Total debt as percent of total capitalization         10%         20%        (50)

Per Common Share:
     Earnings from continuing operations (a)         $   1.22         .98          24
     Cash dividends declared                         $    .40         .40          --
     Book value                                      $  16.13       15.48           4
     Closing market price at December 31             $ 21.875      19.750          11

(a) Prior year results exclude the after tax effect of special items of $5,684 ($.29 per share), primarily related to the sale of Power Sources, Inc. in 1998.

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Earnings From Continuing Operations*
Millions of Dollars

 [The following table was represented as a bar chart in the printed material.]

95                  12
96                  16
97                  26
98                  19
99                  22


Cash Flows Provided By Continuing Operations
Millions of Dollars

 [The following table was represented as a bar chart in the printed material.]

95                  23
96                  35
97                  23
98                  40
99                  39

Capital Expenditures
Millions of Dollars

 [The following table was represented as a bar chart in the printed material.]

95                  28
96                  49
97                  91
98                  44
99                  25

* Adjusted for Power Sources gain and aluminum dross note provision in 1998, Melamine gains and equity earnings in 1997, and equity earnings in years 1995 - 1996.
--------------------------------------------------------------------------------

Selected Financial Data

                                                                                 Years ended December 31
                                                                 (In Thousands of Dollars, Except Per Share Amounts)

                                                        1999           1998             1997             1996           1995
                                                    --------------------------------------------------------------------------------
                                                                %               %                %                %               %
                                                    --------------------------------------------------------------------------------
Sales to unaffiliated customers:
      Electronic and Other Specialty
            Chemicals                               $173,663   55   176,688    58    176,353    60    148,272    61  131,044     62
      Polyurethane Chemicals                         138,123   44   119,821    40    112,465    39     91,335    37   75,205     35
                                                    --------------------------------------------------------------------------------
            Total sales                              311,786   99   296,509    98    288,818    99    239,607    98  206,249     97
            Other revenues                             3,642    1     5,194     2      3,586     1      5,015     2    6,717      3
                                                    --------------------------------------------------------------------------------
            Total revenues                          $315,428  100   301,703   100    292,404   100    244,622   100  212,966    100
                                                    ================================================================================
Operating profit from continuing
      operations before income taxes and
      investee earnings:
      Electronic and Other Specialty                $ 18,048         17,796           27,617           22,536         25,583
            Chemicals
      Polyurethane Chemicals                          31,034         22,648           24,071           21,057         15,067
                                                    --------------------------------------------------------------------------------
                                                      49,082         40,444           51,688           43,593         40,650
Unallocated corporate expenses                       (11,811)        (9,781)         (11,347)         (13,324)       (15,888)
Interest income (expense), net                          (782)           213            3,010           (3,926)        (3,777)
Other income (expense), net                             (536)         9,224           14,997              259          1,324
                                                    --------------------------------------------------------------------------------
                                                      35,953         40,100           58,348           26,602         22,309
Income taxes                                          13,480         15,440           23,050           10,471         10,327
Equity in net earnings of equity investees                --             --            2,497              846          1,096
                                                    --------------------------------------------------------------------------------
Earnings from continuing operations                   22,473         24,660           37,795           16,977         13,078
Earnings (loss) from discontinued
      operations, net of taxes                            --         (2,618)           1,103            9,144         44,389
Net gain (loss) on disposal of
      of businesses, net of taxes                        646        (11,950)              --          223,739             --
                                                    --------------------------------------------------------------------------------
            Net earnings                            $ 23,119         10,092           38,898          249,860         57,467
                                                    ================================================================================
Earnings (loss) per common share:
      Continuing operations                         $   1.23           1.28             1.85              .83            .64
      Discontinued operations                             --           (.14)             .06              .44           2.16
      Gain (loss) on disposal of businesses              .03           (.62)              --            10.85             --
                                                    --------------------------------------------------------------------------------
            Net earnings                            $   1.26           0.52             1.91            12.12           2.80
                                                    ================================================================================
Earnings (loss) per common share,
      assuming dilution:
      Continuing operations                         $   1.22           1.27             1.81              .81            .63
      Discontinued operations                             --           (.14)             .05              .44           2.12
      Gain (loss) on disposal of businesses              .03           (.61)              --            10.70             --
                                                    --------------------------------------------------------------------------------
            Net earnings                            $   1.25            .52             1.86            11.95           2.75
                                                    ================================================================================

Net working capital                                 $112,970        116,936           79,936          136,901        127,009
Long-term debt                                      $ 24,224         64,956            3,941              606         80,598
Total assets                                        $402,387        443,434          433,097          394,164        390,346
Stockholders' equity                                $288,723        285,482          321,697          308,486        226,757
Cash dividend payout rate                                      31              76               20                3              14
Return on average equity - continuing operations                8               8               12                6               6
Return on sales - continuing operations                         7               8               13                7               6
Long-term debt/equity ratio                              .08            .23              .01               --            .36
Current ratio                                           3.54           3.66             2.19             3.85           3.81
Cash dividends per share                            $    .40            .40              .40              .40            .39
Book value per share                                $  16.13          15.48            16.06            14.92          11.02

                            Dear Fellow Shareholders

1999 was a good year. Earnings from continuing operations were up 18% excluding special items in the prior year. We completed the restructuring begun several years ago with the recent sales of our steel and engineered products and services businesses. ChemFirst is now focused on chemicals. We combined custom manufacturing and fine chemicals to simplify the organization and serve our customers better. We added new products and began development of new technologies in electronic chemicals and materials for the semiconductor industry.

Financial Results

Earnings from continuing operations were $22.5 million or $1.22 per share versus $.98 excluding $.29 in special items last year. Sales increased 5% to $312 million. Improvement was mainly due to record sales of polyurethane chemicals. Electronic and other specialty chemicals operating results also improved. But better specialty results were offset by expenses for product development and R&D and engineering facilities added last year. Electronic chemical remover volume was up 17%. We maintained electronic chemical gross margins despite lower prices by improving production efficiencies and cutting raw materials costs. However, development expenses for chemical mechanical planarization (CMP) and deep ultra violet (DUV) photoresist resins hit earnings about $.14 per share. These efforts should begin to pay off this year.

Electronic and Other Specialty Chemicals

ChemFirst is a global leader in advanced cleaners for back-end-of-the-line high value applications in semiconductor production. We are also the leading supplier of DUV photoresist resins for 248 nanometer photolithography. We are a growing supplier

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Total Sales
Millions of Dollars

 [The following table was represented as a bar chart in the printed material.]

95                 206
96                 240
97                 289
98                 297
99                 312

Electronic and Other Specialty Sales
Millions of Dollars

 [The following table was represented as a bar chart in the printed material.]

95                 131
96                 148
97                 176
98                 177
99                 174

Polyurethane Sales
Millions of Dollars

 [The following table was represented as a bar chart in the printed material.]

95                  75
96                  91
97                 112
98                 120
99                 138
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3

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Employees

 [The following table was represented as a pie chart in the printed material.]

Polyurethane                        23%
Corporate                            9%
Electronic & Other Specialty        68%

Capital Expenditures

 [The following table was represented as a pie chart in the printed material.]

Polyurethane                        13%
Corporate                           20%
Electronic & Other Specialty        67%

Identifiable Assets

 [The following table was represented as a pie chart in the printed material.]

Polyurethane                        25%
Corporate                           11%
Electronic & Other Specialty        63%
Discontinued                         1%
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of chemistries and materials for CMP. Growth of these products is based on new semiconductor technologies for consumer electronics and Internet applications. Semiconductor chip geometries have shrunk from 0.25 to 0.18 microns about 18 months ahead of the industry roadmap. CMP creates the flat surfaces required for shorter wavelength, high-resolution DUV photolithography to produce 0.18 micron feature sizes.

Other specialty chemicals include products for pharmaceutical, agricultural, polymer, electronic and photosensitive applications. We produce proprietary chemicals and we custom manufacture chemicals for others. Custom sales have been hurt the last two years by declining demand for conventional ag chemicals due to growth of genetically modified seeds and companion herbicides. So we have shifted emphasis to pharma, electronic chemical and polymer markets. In 1998, we added a contract research and small-scale manufacturing unit to support rapidly growing outsourcing by these industries. This unit is exceeding our expectations. We also reorganized the custom and fine chemicals businesses as ChemFirst Fine Chemicals to simplify customer contacts.

R&D spending in 1999 was primarily focused on electronic chemicals, including new CMP products for tungsten and copper applications and DUV resins for new photoresists. We are working with major semiconductor equipment suppliers, materials suppliers, and key customers to develop technologies for the next generation chips. We also sponsor research at leading universities. We are working to commercialize a novel photoimaging technology recently licensed from Simon Fraser University. This could lead to major new applications and markets.

Polyurethane Chemicals

Polyurethane Chemicals includes aniline and mononitrobenzene. This segment had record operating results, reflecting the first full year of operations at the new Baytown, TX aniline facility. Improved operations at the Pascagoula, MS plant also helped. Aniline is primarily used to make polyurethane for residential and commercial construction, appliances and autos. Demand is growing about 5% annually. Most of our aniline production is sold under long-term contracts that protect us from changes in raw materials prices.

Capital Expenditures

Capital expenditures for 1999 were $25 million, mostly for routine maintenance, plant updates and process improvements. This is down from $44 million, in 1998, when we completed a three-year program of record capital expenditures that increased capacity of major products 40% to 100%. Planned capital expenditures in 2000 are $37 million, including the initial cost for engineering a proposed Phase II expansion at Baytown, process debottlenecking and incremental capacity additions in specialty chemicals, and manufacturing and equipment upgrades in electronic chemicals.

Financial Structure

Our balance sheet remains strong. Debt is 10% of total capitalization versus the 43% average of our peers. Cash flow from operations and proceeds from the sale of our steel plant should more than cover planned capital expenditures. We do not anticipate major acquisitions. Our focus is on product-line and technology additions that build on and extend our existing base of products and technologies.

We spent $16.7 million to repurchase 758,100 shares of ChemFirst stock during 1999. Since inception of the repurchase program in 1997, we've spent $79 million to acquire 3.4 million shares. We believe stock repurchases are a tax efficient way to return value to shareholders when cash flow exceeds other attractive investment opportunities. We intend to continue aggressive purchases of the company's stock.

Outlook

The outlook is good. The company has an excellent mix of products and services for fast-growing markets. Earnings for the year 2000 should be better than 1999. Our challenge and focus is to execute well on the attractive opportunities we have developed.


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                                [PHOTO OMITTED]

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                             /s/ J. Kelley Williams

                      J. Kelley Williams
                      Chairman and Chief Executive Officer
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                                [PHOTO OMITTED]

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                            /s/ R. Michael Summerford

                      R. Michael Summerford
                      President and Chief Operating Officer
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5

State of the art production facilities and engineering and development labs such as the CMP applications lab pictured below in Hayward, CA and similar facilities in East Kilbride, Scotland, and Kawasaki-City, Japan, are strategically located near key regional semiconductor production centers to better serve customers. We have invested $35 million over the last 3 years in R&D facilities, new product development and expansion of production capacity to build on market and technology leadership in electronic chemicals.

                               [GRAPHIC OMITTED]

                              Electronic and Other
                               Specialty Chemicals

The company produces chemicals used in the manufacture of semiconductor devices, and for pharmaceutical, cosmetic, polymer, photosensitive, and agricultural applications. The company also offers custom manufacturing services from research and development to small-scale commercial production of fine chemicals.

Emphasis is on chemicals and services for the semiconductor industry, where rapid technology change is creating opportunities for strong growth. ChemFirst produces organic photoresist removers, post-dry-etch residue removers, resins for production of deep ultra violet photoresists, and other performance chemicals for cleaning and polishing silicon wafers.

The semiconductor industry is moving rapidly to smaller design rules to meet the increasing demand for faster, smaller, and cheaper devices for Internet, communications, computer, and consumer electronics applications. As devices shrink, new materials and more layers of interconnect wire are used to reach performance goals - up to 10,000 feet or almost two miles of wire may be embedded in today's advanced integrated circuit. The company's challenge and opportunity in this dynamic climate is to offer innovative chemical solutions for semiconductor manufacturers' process problems.

The company is focused on three of the industry's highest growth areas:

[LOGO] Photoresist and Post-dry-etch Residue Removers

Removers are our most important electronic chemicals. These products are used to remove residues produced during the photolithography and etching process steps in wafer fabrication. Removal of the residues is critical to device performance. We have a global presence and about 25% world market share in advanced wafer cleaners. The company is 1 in market share in the U.S. and Europe and growing in the Far East. Remover product sales have historically grown at double-digit rates and

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                               [GRAPHIC OMITTED]

RECENT DEVELOPMENTS
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We established a competitive raw material position, important technology platform, and market leadership in copper cleaners with the acquisition of a choline product line for electronic markets. We are realizing immediate benefits as a material supplier to formulators of dry-film strippers used in printed wire board production. Longer-term, we expect to develop new applications for choline as a remover for advanced interconnect metals and in the production of copper lead frames.

Photosensitive Metal Oxide Deposition or PMOD is a new technology we recently licensed from Simon Fraser University in Vancouver, British Columbia. The patented process forms metal or metal oxide features for integrated circuits and printed wire boards using a simple photosensitive technique. Advantages of the new process include low temperature processing, elimination of vacuum processing steps, and lower capital costs. Applications research and development to find ways to commercialize this technology are currently underway at Microelectronic Research Center and National Science Foundation Packaging Research Center at Georgia Tech.

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7

                                [PHOTO OMITTED]

In Chemical Mechanical Planarization (CMP), the wafer is placed between a rotating platen and pad (shown above) and a slurry of abrasives and chemicals is introduced as the polishing agent. The primary CMP application today is to polish the silicon dioxide dielectric (non-conducting or insulating layer) between metal layers on the wafer. However, the use of aluminum, tungsten, and copper interconnects in multilevel circuits is growing. The company is working closely with leading CMP equipment manufacturers to qualify oxide and metal slurries on their equipment and has developed post-CMP cleaners to use in tandem with the slurries. Alliances with equipment manufacturers are important since semiconductor producers expect a complete CMP system from their suppliers.

are expected to continue to grow rapidly based on increasing chip complexity and use of new fabrication materials.

[LOGO] Resins for Deep Ultra Violet Photoresists

The most widely used optical process to make semiconductor devices with feature sizes at 0.25 microns and below is 248 nanometer deep ultra violet (DUV) photolithography. Chips manufactured with these smaller features are expected to drive the highest growth segment in semiconductor sales for the next several years. DUV photoresists contain resins that are key to process performance. We are the world market leader in resins for DUV photoresists. The company has a strong competitive position based on proprietary and patented technology, and raw material sourcing, and is the exclusive U.S. manufacturer of these resins.

[LOGO] Chemical Mechanical Planarization (CMP)

As the number of metal layers in chips increases and feature sizes decrease, CMP is used to produce flatter surfaces for sharper focus of photolithographic images and to reduce interconnect lengths for increased speed and lower power consumption. A wafer may be planarized ten times or more as interconnect layers are added. Our competitive advantages include extensive experience with complex chemistries in semiconductor manufacturing, state of the art R&D and applications labs, access to proprietary abrasives and strong customer relationships. Our strategy is to win customers with better products, strong technical support, and low cost of ownership.

Other Specialty Chemicals

The company produces proprietary chemicals, provides contract research, and custom manufactures chemicals for other companies. We are a world-scale producer of nitrated aromatics used as intermediates in a wide variety of applications, including polyurethanes, rubber chemicals, dyes, pigments, herbicides and photographic chemicals. The company also produces photosensitive chemicals and chemicals for pharmaceuticals.

ChemFirst is the sole U.S. producer of many nitrotoluenes and derivatives. These are high volume products with mature end-use markets that are generally sold under annual contracts to long-standing customers.

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                               [GRAPHIC OMITTED]

ChemFirst's patented HDA(R) removers are #1 in market share in the U.S. and Europe. The photos above and below, enlarged 30,000 times, illustrate the effectiveness of the company's remover products. The company is the second largest supplier of removers in the world.

We have established chemicals, materials, and service capabilities to solve the interrelated process problems of semiconductor manufacturers worldwide, a strong intellectual property portfolio and a development pipeline of new products and technologies to meet future challenges.

                               [GRAPHIC OMITTED]

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9

In custom manufacturing we offer manufacturing capabilities to pharmaceutical, electronic, and other chemical companies who want to focus on research and marketing, cut costs and time to market and speed product innovation. We recently established the capability to provide contract research, developmental samples, and small-scale production for pharmaceutical and electronic chemical customers. We are an integrated single-source provider with the ability to take products from R&D to commercial production in an ultra-pure, cGMP or ISO-9000-2 environment.

With approximately 300 dedicated employees, state of the art R&D facilities, and over 120,000 gallons of reactor capacity within its three sites, ChemFirst operates one of the most versatile fine chemical companies in North America.

                               [GRAPHIC OMITTED]

Our proprietary FirstCure(R) product line includes photoinitiators, cure accelerators, amine synergists, and polymerization inhibitors used in printing inks, varnishes, lacquers, and adhesives. These offer advantages of energy savings, shorter curing cycles, and higher quality, more durable finishes. They are also more environmentally friendly than conventional processes that contain volatile organic compounds.

Our custom manufacturing and research capabilities cover a broad spectrum - from contract R&D and delivery of gram samples, to multi-ton production. We offer customers broad technology platforms, innovative process development, and efficient batch production in a cGMP environment.

                             Polyurethane Chemicals

The company produces mononitrobenzene and aniline based on nitration and hydrogenation chemistry. Aniline is our major product and is primarily sold as a feedstock for MDI (methylene diphenyl diisocyanate). MDI is used in polyurethane foams for insulation in home and commercial construction, in urethane elastomers for automobile body components, in adhesives, and as a binder in the manufacture of oriented strand board.

Other significant markets for aniline include tire and agricultural chemicals and plastics for consumer goods. Mononitrobenzene is primarily used to make aniline, but is sold separately for the manufacture of iron oxide pigments, black dyes, and as an intermediate for the production of acetaminophen.

U.S. aniline demand is growing at about 5% annually, driven primarily by MDI, which consumes about 80% of U.S. aniline production. Domestic MDI growth is predicted to remain steady at around 6% annually, driven mainly by demand from the construction and automotive industries. Other aniline markets are growing at GDP growth rates. The company is well positioned in this business as a low-cost producer with innovative technology and long-term customer relationships. ChemFirst is the largest merchant supplier of aniline in the U.S.

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                               [GRAPHIC OMITTED]

The company more than doubled aniline production capacity with the addition of a plant in Baytown, TX. The 250MM lb plant was built inside Bayer Corporation's Baytown chemical complex. Bayer is the company's largest customer. ChemFirst supplies all of Bayer's North American aniline requirements under long-term contract from plants in Pascagoula, MS and Baytown, TX. Engineering is scheduled to begin this year on a proposed project that would double aniline capacity at Baytown, and bring company-wide aniline production capacity to approximately 750MM lbs.

                               [GRAPHIC OMITTED]

Most of the company's aniline is used to make polyurethane for residential and commercial construction, appliances, and autos.

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11

                                Financial Report

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CONTENTS

Management's Discussion and Analysis                                       13-15
Consolidated Balance Sheets                                                   16
Consolidated Statements of Operations                                         17
Consolidated Statements of Stockholders' Equity                               18
Consolidated Statements of Cash Flows                                         19
Notes To Consolidated Financial Statements                                 20-34
Independent Auditors' Report                                                  35
ChemFirst Companies                                                           36
Directors and Officers                                                        36
Corporate Information                                                         37
--------------------------------------------------------------------------------

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion is based upon and should be read in conjunction with ChemFirst Inc.'s ("the Company's") financial statements, including the notes thereto.

1999 VERSUS 1998

Consolidated Results

Earnings from continuing operations for 1999 were $22.5 million versus $24.7 million for the prior year. Results for 1998 include other income of $9.3 million ($5.7 million after tax), primarily related to the gain on the sale of 50% owned Power Sources, Inc. ("PSI"). Excluding this other income, earnings from continuing operations for 1999 were up 18% from 1998, primarily due to record sales of polyurethane chemicals, reflecting a full year of production from the Baytown, TX aniline facility.

Segments

Electronic and Other Specialty Chemicals pretax operating profits for 1999 were $18.0 million, up $0.3 million from the prior year, while sales declined 2% to $173.7 million. Operating results for the year improved only slightly as higher gross profits, primarily from remover products, were offset by higher costs from recent investments in new facilities in the U.S. and Japan. Remover product sales volume was up 17% for the year, while average prices declined 8%. Margins were maintained, however, by improving production efficiencies and cutting raw material costs.

Polyurethane Chemicals pretax operating profits for 1999 were $31.0 million, up 37% from 1998, while sales were $138.1 million, up 15%, reflecting the first full year of production from the Baytown, TX aniline facility, which began operations in March 1998. Results in 1999 also benefited from improved Pascagoula operations. Sales of aniline purchased for resale declined approximately $6.8 million from the prior year. However, these aniline sales do not contribute significantly to operating profits.

Unallocated corporate expenses for 1999 were $11.8 million, up 21% from the prior year. Expenses were lower in 1998, primarily due to a reduction in compensation accruals indexed to the Company's stock price. Net interest expense of $0.8 million was reflected for 1999, as compared with net interest income of $0.2 million in 1998, due to higher average borrowings and lower interest income from the Getchell Gold note, which was collected in full in May 1999 (see note 3 to the Consolidated Financial Statements).

Other income in 1999 included recognition of $1.6 million in additional income related to the 1998 sale of PSI. This income was deferred at the time of the 1998 sale pending resolution of contingencies. In 1998, a $10.1 million gain was recorded related to the PSI sale. In 1999 and 1998 other expenses included $1.0 million and $0.8 million, respectively, in loss provisions for a note received in the disposition of Plasma Processing Corporation in January 1997. Other expenses in 1999 also include approximately $1.0 million from termination of a corporate lease obligation.

1998 VERSUS 1997

Consolidated Results

Earnings from continuing operations for 1998 were $24.7 million, down 35% from 1997. Results for 1998 include other income of $9.3 million ($5.7 million after tax), primarily related to the gain on the sale of the Company's 50% interest in PSI in the first quarter of 1998. Results for 1997 include a $14.7 million gain ($8.8 million after tax) from the fourth quarter sale by the Company of its 23% interest in Melamine Chemicals, Inc. ("Melamine") and $2.5 million equity in net earnings of PSI and Melamine (see note 3 to the Consolidated Financial Statements). Excluding these gains and equity earnings, earnings from continuing operations for 1998 were $19.0 million, down 28% from $26.5 million in 1997 primarily due to lower margins, increased research and development and higher interest expense. Sales for 1998 were up 3%, primarily due to higher aniline volume.

Segments

Electronic and Other Specialty Chemicals pretax operating profits for 1998 were $17.8 million on sales of $176.7 million. In 1998, sales of chemical mechanical planarization and acylation derivatives products (used primarily in the manufacture of integrated circuits) from acquisitions in December 1997, were $14.9 million and pretax operating losses were $2.6 million. Pretax operating profits and sales, excluding the above acquisitions, were down 26% and 8%, respectively, due to lower demand for an agricultural chemical intermediate and lower prices from many products due to competitive pressure. Remover product sales volume was up 4% and average unit prices were unchanged despite an estimated 4% decline in worldwide silicon consumption and a downturn in the semiconductor industry.

Polyurethane Chemicals pretax operating profits for 1998 were $22.6 million, down 6% from 1997. Operating profits declined in 1998 as lower production and higher costs at the Pascagoula, MS, facility and 17% lower average nitrobenzene prices more than offset the additional production from the Baytown, TX, facility. Sales for 1998 were $119.8 million, up 7% as a 16% increase in sales volume was partially offset by lower average sales prices. The increased volume was due to the added production from the Company's new 250-million-pound-per-year aniline facility in Baytown, which began operations in March 1998. The additional Baytown production was partially offset by reduced aniline production at Pascagoula mostly due to production inefficiencies and unscheduled plant maintenance in the first quarter of 1998 and a scheduled plant turnaround in the second quarter of 1998. Hurricane Georges struck the Pascagoula facility on September 28, 1998, and shut down operations for 18 days. However, the Company's insurance covered most of the facility's repairs and lost profits incurred during that period.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Unallocated corporate expenses for 1998 were $9.8 million, down 14% from 1997 primarily due to a reduction in compensation accruals indexed to the Company's stock price. Net interest income was down $2.8 million due to $1.7 million in higher interest expense, net of capitalized interest, and $1.1 million in lower interest income. Capitalized interest in 1998 was up $0.8 million over 1997. Interest expense was up on higher debt while interest income declined as cash proceeds received in 1996 from the fertilizer disposition were used for capital expenditures and share repurchases. Other income and expense in 1998 included a $10.1 million gain on the sale of PSI and a $0.8 million loss provision for a note received in the disposition of Plasma Processing Corporation in January 1997. Other income for 1997 included the $14.7 million gain on the sale of Melamine.

Discontinued Operations

In December 1999, the Company sold two of its wholly owned subsidiaries, Callidus Technology, Inc. ("CTI") and Plasma Energy Corporation in an all cash transaction. Proceeds of the transaction were approximately $8.0 million and resulted in an after tax loss of $2.7 million. The loss was primarily attributable to costs associated with the shutdown of CTI's European operations, which increased expenses during the disposal period. This transaction completed the disposition of the Engineered Products and Services segment.

On February 15, 2000, the Company sold its steel operation for approximately $13.0 million in cash, subject to certain post-closing working capital adjustments. Since December 31, 1998, net assets of the business, excluding deferred taxes, were reduced approximately $9.5 million, primarily through reductions in inventory and accounts receivable. In 1998, the Company recorded an estimated after tax loss from disposal of steel operations of $12.0 million, primarily related to the writedown of assets to their estimated net realizable value. In the fourth quarter of 1999, this valuation adjustment was reduced by approximately $0.8 million, to reflect terms of the pending sale.

On October 20, 1995, the Company's gold operations were discontinued through the distribution to its shareholders of its entire ownership of Getchell Gold Corporation. A reduction in estimated tax liabilities of $2.4 million was recorded in the fourth quarter of 1999 following final settlement of federal tax examinations covering Getchell Gold's operations through that period.

Losses from discontinued operations in 1998 were primarily from steel operations, while the earnings in 1997 came from Engineered Products and Services (see note 2 to the Consolidated Financial Statements).

Environmental Matters

The Company's operations are subject to a wide variety of constantly changing environmental laws and regulations governing emissions to the air, discharges to water sources, and the handling, storage, treatment and disposal of waste materials, as well as other laws and regulations concerning health and safety conditions for which it must incur certain costs. The Company's capital expenditures for environmental protection were $0.6 million in 1999. Environmental capital expenditures are projected to be $1.3 million and $1.1 million for 2000 and 2001, respectively. In addition, the Company accrues for anticipated costs associated with investigatory and remediation efforts relating to the environment. At December 31, 1999, the Company's accrued liability for these matters totaled $1.6 million, $1.4 million of which is for discontinued operations and $0.2 million for continuing operations. Based on information presently available, the Company believes any amounts paid in excess of the accrued liabilities will not have a material adverse effect on its financial position or results of operations.

Capital Resources and Liquidity

Net cash provided by operating activities for 1999 was $44.7 million, up $10.6 million from 1998, primarily due to a reduction in working capital in discontinued operations. Net cash provided by continuing operations was down slightly from the prior year, as increases in working capital more than offset higher earnings. Investing activities for the year include $29.6 million in proceeds from collection of a note with Getchell Gold Corporation and $17.9 million from the disposal of discontinued operations. These proceeds were used to reduce debt, which declined a net $38.7 million. In 1998, investing activities included $19.0 million in proceeds from the sale of PSI. Capital expenditures for 1999 were $24.6 million, down 44% from 1998, which included the final expenditures for the Baytown aniline facility.

In March 2000, the board of directors authorized an additional $60.0 million for stock repurchases to follow the $50.0 million repurchase program authorized in August 1998. This latest approval for expenditure brings total authorizations since the stock repurchase program was initiated in January 1997 to $170.0 million. As of December 31, 1999, the Company had acquired 3.4 million shares at a cost of $78.6 million.

Projected capital expenditures for 2000 are approximately $37.0 million. The Company believes that its cash flow from operations, combined with access to its existing or additional bank credit facilities, adequately provides for its cash requirements. Additional sources of cash in 2000 include proceeds of approximately $13.0 million related to the disposal of FirstMiss Steel, Inc., which occurred in February 2000.

Accounting Developments

In March 1998, the Accounting Standards Executive Committee ("AcSEC") released Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." The SOP identifies the characteristics of internal-use software and provides guidance for accounting treatment of costs for computer software developed or obtained for internal use as related to capitalization or expense decisions. The statement is effective for fiscal years beginning after December 15, 1998. In April 1998, AcSEC released SOP 98-5, "Reporting

Management's Discussion and Analysis of Financial Condition and Results of Operations

on the Costs of Start-Up Activities." The SOP broadly defines start-up activities and provides guidance on the financial reporting of start-up costs and organization costs. It requires costs of start-up activities and organization costs to be expensed as incurred. The statement is effective for fiscal years beginning after December 15, 1998. Adoption of these statements did not have a material impact on the Company's financial statements.

Statement of Financial Accounting Standards ("SFAS") No. 133 - "Accounting for Derivative Instruments and Hedging Activities," was issued in June 1998, and is effective for fiscal years beginning after June 15, 2000. The statement establishes accounting and reporting standards for derivative instruments and for hedging activities. All derivatives are required to be recognized as either assets or liabilities in the statement of financial position and measured at fair value. Changes in fair value will be reported either in earnings or outside earnings depending on the intended use of the derivative and the resulting designation. Entities applying hedge accounting are required to establish, at the inception of the hedge, the method used to assess the effectiveness of the hedging derivative and the measurement approach for determining the ineffective aspect of the hedge. The Company currently follows SFAS No. 52, "Foreign Currency Translation," and applies hedge accounting treatment to certain foreign currency transactions by entering into foreign currency option contracts and forward exchange contracts. Gains and losses associated with currency rate changes on contracts hedging foreign currency transactions are recorded in income and generally offset the transaction losses or gains on the foreign currency cash flows that they are intended to hedge. Gains and losses on contracts hedging firm sales commitments are deferred until the related transactions are consummated. The effect of adopting the Statement is currently being evaluated, however, based on current activity, the Company does not believe the effects of adoption will be material to its financial position or results of operations.

Market Risk

The Company is exposed to changes in financial market conditions in the normal course of its business, including changes in interest rates and foreign currency exchange rates. At December 31, 1999 and 1998, the Company's derivative and other financial instruments included long-term debt denominated in U.S. dollars, short-term notes denominated in Japanese yen and a series of yen option collars hedging 20,000,000 yen per month with contract expiration dates ranging from March 2000 through January 2001. Due to the short-term nature of the bulk of these contracts and size of these yen obligations, the Company does not consider its exposure to foreign currency or interest rate fluctuations on these instruments to be material.

The Company utilizes fixed and variable-rate debt to maintain liquidity and fund its business operations, with the terms and amounts based on business requirements, market conditions and other factors. At December 31, 1999 and 1998, the market values of the Company's fixed-rate borrowings were approximately $24.2 million and $24.0 million, respectively. A 100 basis point change in interest rates (all other variables held constant) as of December 31, 1999 and 1998, would result in an approximate $1.0 million change in fair market values for both years but would not affect interest expense or cash flow. There was no variable-rate debt outstanding at December 31, 1999. At December 31, 1998 the Company had $41.0 million in variable-rate debt. A 100 basis point change in interest rates (all other variables held constant) on this portion of the Company's debt, would result in a change in interest expense of approximately $0.4 million.

Year 2000

In 1996, the Company began a study which led to the purchase in 1997 of a company-wide Enterprise Resource Planning ("ERP") system to integrate the Company's information systems, replacing small, stand-alone purchased systems. This ERP system is Year 2000 compliant. As of December 31, 1999, the Company has spent $12.6 million on this project, with all scheduled sites operating under this system.

A corporate-wide survey and assessment of other information technology ("IT") and non-IT equipment and systems utilizing date or time functions was completed in 1999. The Company also assessed critical key customers, as well as service and raw material suppliers, regarding their Year 2000 readiness. Total expenditures for assessment and remediation were approximately $0.3 million, with all remediations occurring prior to December 31, 1999. Most of this cost was related to remediating process control systems. Based on information to date, the Company has not encountered any significant disruptions related to the Year 2000 rollover.

Forward-Looking Statements

Certain statements included in this Management's Discussion and Analysis of Financial Condition and Results of Operations that relate to the proceeds from the discontinuance of Steel operations, as well as other statements in this Annual Report that are not historical in nature, may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, as well as other forward-looking statements made from time to time by the Company, or in the Company's press releases and filings with the U.S. Securities and Exchange Commission, are based on certain underlying assumptions and expectations of management.

These forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from those expressed in such forward-looking statements. Such risks and uncertainties include, but are not limited to, general economic conditions, availability and pricing of raw materials, supply/demand balance for key products, new product development, manufacturing efficiencies, conditions of and product demand by key customers, the timely completion and start up of construction projects, pricing pressure as a result of international market forces, the inability of the Company to either resolve Year 2000 issues that may subsequently arise or to accurately estimate the cost associated with such issues, and other factors as may be discussed in the Company's Form 10-K for the fiscal year ended December 31, 1999.

Consolidated Balance Sheets


                                                                                         December 31,
                                                                                   (In Thousands of Dollars)
                                                                                   -------------------------
                                                                                        1999       1998
                                                                                   -------------------------
Assets
Current assets:
     Cash and cash equivalents                                                        $ 14,551     11,226
     Receivables:
         Trade, less allowance for doubtful accounts of $345 and $317, respectively     54,248     40,646
         Other                                                                          13,665      3,152
                                                                                   -------------------------
              Total receivables                                                         67,913     43,798
                                                                                   -------------------------
     Inventories:
         Finished products                                                              36,860     32,872
         Work in process                                                                 3,565      7,045
         Raw materials and supplies                                                     22,238     11,378
                                                                                   -------------------------
              Total inventories                                                         62,663     51,295
                                                                                   -------------------------
         Prepaid expenses and other current assets                                       9,794      8,274
         Net current assets of discontinued operations                                   2,532     46,309
                                                                                   -------------------------
              Total current assets                                                     157,453    160,902
                                                                                   -------------------------
Investments                                                                              1,552     32,769
Intangible and other assets, at cost less amortization                                  17,637     16,362
Property, plant and equipment, net                                                     225,745    227,401
Noncurrent assets of discontinued operations                                                --      6,000
                                                                                   -------------------------
                                                                                      $402,387    443,434
                                                                                   =========================
Liabilities and Stockholders' Equity
Current liabilities:
     Notes payable                                                                    $  7,668      5,354
     Current installments of long-term debt                                                 --        251
     Deferred revenue                                                                      373        104
     Accounts payable - trade (including book overdrafts of
         $2,883 and $6,673, respectively)                                               18,919     22,020
     Accrued expenses and other current liabilities                                     17,523     16,237
                                                                                   -------------------------
              Total current liabilities                                                 44,483     43,966
                                                                                   -------------------------
Long-term debt, excluding current installments                                          24,224     64,956
Other long-term liabilities                                                             26,130     24,783
Noncurrent liabilities of discontinued operations                                           --     10,097
Deferred income taxes                                                                   18,178     13,501
Minority interest                                                                          649        649
Stockholders' equity:
     Serial preferred stock. Authorized 20,000,000 shares; none issued                      --         --
     Common stock of $1 par value. Authorized 100,000,000 shares;
         outstanding 17,901,323 and 18,445,391 shares, respectively                     17,901     18,445
     Additional paid-in capital                                                         25,543     22,212
     Accumulated other comprehensive income (loss)                                         287       (293)
     Retained earnings                                                                 244,992    245,118
                                                                                   -------------------------
              Total stockholders' equity                                               288,723    285,482
                                                                                   -------------------------
                                                                                      $402,387    443,434
                                                                                   =========================

See accompanying notes to consolidated financial statements.

Consolidated Statements of Operations

                                                                 Years ended December 31,
                                                   (In Thousands of Dollars, Except Per Share Amounts)
                                                         -----------------------------------
                                                              1999         1998         1997
                                                         -----------------------------------
Sales                                                    $ 311,786      296,509      288,818
Cost of sales                                              220,118      217,016      206,946
                                                         -----------------------------------
     Gross margin                                           91,668       79,493       81,872

General, selling and administrative                         50,605       46,538       33,702
Research and development expenses                            7,433        7,487        4,966
Other operating income (expense), net                        3,641        5,195       (2,863)
                                                         -----------------------------------
     Operating earnings                                     37,271       30,663       40,341

Interest income                                              1,363        2,199        3,293
Interest expense                                             2,145        1,986          283
Other income (expense), net                                   (536)       9,224       14,997
                                                         -----------------------------------
     Earnings from continuing operations before
     income taxes and investee earnings                     35,953       40,100       58,348
Income tax expense                                          13,480       15,440       23,050
Equity in net earnings of affiliated companies                  --           --        2,497
                                                         -----------------------------------
     Earnings from continuing operations                    22,473       24,660       37,795
     Earnings (loss) from discontinued operations, net          --       (2,618)       1,103
     Gain (loss) on disposal of businesses, net                646      (11,950)          --
                                                         -----------------------------------
     Net earnings                                        $  23,119       10,092       38,898
                                                         ===================================

Earnings (loss) per common share:
     Earnings from continuing operations                 $    1.23         1.28         1.85
     Earnings (loss) from discontinued operations, net          --         (.14)         .06
     Gain (loss) on disposal of businesses, net                .03         (.62)          --
                                                         -----------------------------------
     Net earnings                                        $    1.26          .52         1.91
                                                         ===================================
Earnings (loss) per common share, assuming dilution:
     Earnings from continuing operations                 $    1.22         1.27         1.81
     Earnings (loss) from discontinued operations, net          --         (.14)         .05
     Gain (loss) on disposal of businesses, net                .03         (.61)          --
                                                         -----------------------------------
     Net earnings                                        $    1.25          .52         1.86
                                                         ===================================

See accompanying notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity

                                                       Years ended December 31, 1999, 1998 and 1997
                                                      (In Thousands of Dollars, Except Share Amounts)
                                            ---------------------------------------------------------------------
                                                                                         Accumulated
                                                  Common Stock              Additional      Other
                                            -------------------------        Paid-In     Comprehensive   Retained
                                              Shares         Amount          Capital        Income       Earnings
                                            ---------------------------------------------------------------------
Balance, December 31, 1996                  20,672,778    $    20,673         16,586            --        271,227
Net earnings                                        --             --             --            --         38,898
Dividends declared - $.40 per share                 --             --             --            --         (8,147)
Common stock issued:
     Employee stock options                     65,620             66            881            --             --
     Convertible debentures                     93,317             93            516            --             --
Purchase and retirement of common shares      (800,776)          (801)            --                      (19,181)
Income tax benefit on exercise of stock
     options and convertible debentures             --             --            886            --             --
                                            ---------------------------------------------------------------------
Balance, December 31, 1997                  20,030,939         20,031         18,869            --        282,797
                                            =====================================================================
Net earnings                                        --             --             --            --         10,092
     Dividends declared - $.40 per share            --             --             --            --         (7,659)
Common stock issued:
     Employee stock options                     43,102             43            724            --             --
     Convertible debentures                    148,930            149          1,008            --             --
     Employee Stock Purchase Plan               51,417             51            933            --             --
Purchase and retirement of common shares    (1,828,997)        (1,829)            --            --        (40,112)
Income tax benefit on exercise of stock
     options and convertible debentures             --             --            678            --             --
Foreign currency translation adjustments            --             --             --          (293)            --
                                            ---------------------------------------------------------------------
Balance, December 31, 1998                  18,445,391         18,445         22,212          (293)       245,118
                                            =====================================================================
Net earnings                                        --             --             --            --         23,119
Dividends declared - $.40 per share                 --             --             --            --         (7,276)
Common stock issued:
     Employee stock options                     36,770             37            607            --             --
     Convertible debentures                    129,811            130            988            --             --
     Employee Stock Purchase Plan               47,451             47            963            --             --
Purchase and retirement of common shares      (758,100)          (758)            --            --        (15,969)
Income tax benefit on exercise of stock
     options and convertible debentures             --             --            773            --             --
Foreign currency translation adjustments            --             --             --           580             --
                                            ---------------------------------------------------------------------
Balance, December 31, 1999                  17,901,323    $    17,901         25,543           287        244,992
                                            =====================================================================
Total comprehensive income:
Net earnings for year ended December 31, 1999                                               23,119
Foreign currency translation adjustment, net of taxes of $142                                  237
Reclassification adjustment for foreign currency
     translation adjustment included in net earnings, net of taxes of $206                     343
                                                                                          --------
Total comprehensive income for year ended December 31, 1999                               $ 23,699
                                                                                          ========

Net earnings for year ended December 31, 1998                                               10,092
Foreign currency translation adjustment, net of taxes of $183                                 (293)
                                                                                          --------
Total comprehensive income for year ended December 31, 1998                               $  9,799
                                                                                          ========

See accompanying notes to consolidated financial statements

Consolidated Statements of Cash Flows

                                                                                      Years ended December 31,
                                                                                      (In Thousands of Dollars)
                                                                                  --------------------------------
                                                                                      1999        1998        1997
                                                                                  --------------------------------
Cash flows from operating activities:
     Net earnings                                                                 $ 23,119      10,092      38,898
     Adjustments to reconcile net earnings to net cash provided by operating activities:
              Depreciation and amortization                                         26,988      23,688      17,254
              Provision for losses on receivables                                      133         203         505
              Deferred income taxes                                                  5,533       3,057      (1,254)
              Net (gain) loss on disposal of businesses, net of taxes (benefit)       (646)     11,950          --
              Gain on sale of equity investees                                      (1,605)    (10,069)    (14,684)
              Undistributed earnings of affiliates, net of taxes                        --          --      (2,497)
              Changes in operating assets and liabilities, net of effects of acquisitions and dispositions:
                  Receivables                                                       (5,920)     15,237     (11,365)
                  Inventories                                                      (11,368)    (12,481)     (2,184)
                  Prepaid expenses                                                  (2,042)       (320)      2,291
                  Accounts payable                                                  (3,101)     (7,943)      4,275
                  Accrued expenses and other current liabilities                       814       1,588      (8,826)
              Deferred revenue and other long-term liabilities                       6,176       3,301       3,296
              Other, net                                                             1,390        (800)     (2,034)
              Net (earnings) loss from discontinued operations                          --       2,618      (1,103)
                                                                                  --------------------------------
     Net cash provided by continuing operations                                     39,471      40,121      22,572
     Net cash provided by (used in) discontinued operations                          5,245      (5,970)        965
                                                                                  --------------------------------
                  Net cash provided by operating activities                         44,716      34,151      23,537
                                                                                  --------------------------------
Cash flows from investing activities:
     Capital expenditures                                                          (24,645)    (43,786)    (91,442)
     Acquisitions of businesses                                                     (3,000)         --     (11,166)
     Proceeds from disposal of businesses                                           17,857          --       2,100
     Proceeds from collection of note receivable                                    29,569          --          --
     Proceeds from sale of equity investees                                             --      18,986      26,138
     Other, net                                                                         --         736       1,006
                                                                                  --------------------------------
     Net cash provided by (used in) investing activities of
         continuing operations                                                      19,781     (24,064)    (73,364)
     Net cash used in investing activities of discontinued operations                   --      (3,204)     (4,041)
                                                                                  --------------------------------
                  Net cash provided by (used in) investing activities               19,781     (27,268)    (77,405)
                                                                                  --------------------------------
Cash flows from financing activities:
     Net borrowings (repayments) on notes payable                                  (38,691)     46,354      20,000
     Principal repayments of long-term debt                                            (23)        (22)        (22)
     Repayments of other notes payable                                                  --        (700)         --
     Dividends                                                                      (7,276)     (7,659)     (8,147)
     Purchase of common stock                                                      (16,676)    (42,617)    (19,312)
     Proceeds from issuance of common stock                                          1,536       1,669       1,475
                                                                                  --------------------------------
     Net cash used in financing activities, continuing operations                  (61,130)     (2,975)     (6,006)
     Net cash used in financing activities, discontinued operations                     --        (441)       (745)
                                                                                  --------------------------------
                  Net cash used in financing activities                            (61,130)     (3,416)     (6,751)
                                                                                  --------------------------------
Effect of exchange rate changes on cash                                                (42)         (7)         --
                                                                                  --------------------------------
Net increase (decrease) in cash and cash equivalents                                 3,325       3,460     (60,619)
Cash and cash equivalents at beginning of year                                      11,226       7,766      68,385
                                                                                  --------------------------------
Cash and cash equivalents at end of year                                          $ 14,551      11,226       7,766
                                                                                  ================================
Supplemental disclosures of cash flow information:
     Cash paid during the year for:
         Interest, net of amounts capitalized                                     $  2,144       1,814         288
                                                                                  ================================
         Income taxes, net                                                        $    272       7,283      20,832
                                                                                  ================================

See accompanying notes to consolidated financial statements.

Notes To Consolidated Financial Statements

December 31, 1999, 1998 and 1997
(In thousands of dollars, except share data and option contract strike prices; disclosures included in the Notes to Consolidated Financial Statements relate to continuing operations, unless otherwise indicated).

1. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The principal businesses of the Company involve the production of electronic and other specialty chemicals for use in the semiconductor industry and in pharmaceutical, polymer, photographic, photosensitive and agricultural applications, as well as the production of polyurethane chemicals. Further descriptions of the Company's products and the relative significance of its operations are included in the segment information data in note 12.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany balances and transactions have been eliminated in consolidation. Equity investments are accounted for by the equity method.

Recognition of Revenue

Revenues are recorded when title and risk of ownership pass. Long-term construction-type contracts of certain discontinued operations are accounted for under the percentage-of-completion method.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out and weighted average methods.

Long-Lived Assets

Long-lived assets and certain identifiable intangibles to be held and used by the Company are reviewed for impairment when the facts and circumstances indicate that the carrying amount of an asset may not be recoverable. Long-lived assets and certain identifiable intangibles to be disposed of are reported at the lower of carrying amount or fair value less cost to sell.

Depreciation and Amortization

Depreciation of plant and equipment and depreciable investments is based on cost and the estimated useful lives of the separate units of property. The straight-line method is used in determining the amount of depreciation charged to expense. Goodwill of businesses acquired is generally amortized up to 20 years using the straight-line method. Other intangibles are amortized over their estimated useful lives (5-17 years) using the straight-line method. Loan costs are amortized over the terms of related loans using the interest method.

Pension Plans

Pension cost is determined using the "projected unit credit" actuarial method for financial reporting purposes. The Company's funding policy is to contribute annually at amounts not less than the minimum requirements of the Employee Retirement Income Security Act of 1974.

Incentive Compensation

All outstanding stock options are nonqualified and require no charges to expense upon grant or exercise. The Company receives a tax benefit from option exercises, resulting in ordinary income to option recipients, that is included in stockholders' equity.

Phantom share unit compensation plan discounts are amortized over various holding periods of up to three years. The share units are credited with equivalent dividends equal to cash dividends paid by the Company. The equivalent dividends are expensed through the statement of operations. Phantom share units require no charge to expense upon grant, or subsequently, as the Company, as described by the plan, at its discretion determines the means of distribution as either stock or cash upon redemption by participants.

Cash and Cash Equivalents

The Company considers all short-term investments with original maturities of three months or less to be cash equivalents.

Notes To Consolidated Financial Statements

Investments

Realized gains and losses on investments are determined on the basis of specific costs.

Contingencies

Estimates of loss contingencies, including environmental liability costs for remediation, are charged to expense when it is probable an asset has been impaired or a liability incurred and the amount can be reasonably estimated. If a potentially material loss contingency is reasonably possible, or probable but cannot be estimated, then the nature of the contingency and an estimated range of possible loss, if determinable and material, are disclosed.

Foreign Currency Translation

Financial statements of foreign subsidiaries are translated into U.S. dollars at current rates, except that revenues, costs and expenses are translated at average current rates during each reporting period. Net exchange gains or losses resulting from the translation of foreign financial statements and the effect of exchange rate changes on intercompany transactions of a long-term investment nature are accumulated net of taxes in other comprehensive income.

Derivative Financial Instruments

The Company uses foreign currency option contracts and forward exchange contracts to hedge certain foreign receivables and firm sales commitments to be denominated in currencies other than the functional currency of the entity involved. The contracts are designated and effective as hedges. Gains and losses on contracts that hedge recorded receivables activity offset the exchange rate fluctuations of the underlying hedged transaction. Accounting for gains and losses on contracts designated as hedges of identifiable foreign currency sales commitments involves deferring recognition until the related transactions are consummated. When consummated, these gains and losses are recorded in net income (see note 15).

Future Impact of Recent Accounting Pronouncements

SFAS No. 133 - "Accounting for Derivative Instruments and Hedging Activities," was issued in June 1998 and is effective for all fiscal years beginning after June 15, 2000. The statement establishes accounting and reporting standards for derivative instruments and for hedging activities. All derivatives are required to be recognized as either assets or liabilities in the statements of financial position and measured at fair value. Changes in fair value will be reported either in earnings or outside earnings depending on the intended use of the derivative and the resulting designation. Entities applying hedge accounting are required to establish, at the inception of the hedge, the method used to assess the effectiveness of the hedging derivative and the measurement approach for determining the ineffective aspect of the hedge. The Company currently follows SFAS No. 52, "Foreign Currency Translation," and applies hedge accounting treatment to certain foreign currency transactions by entering into foreign currency option contracts and forward exchange contracts. Gains and losses associated with currency rate changes on contracts hedging foreign currency transactions are recorded in income and generally offset the transaction losses or gains on the foreign currency cash flows that they are intended to hedge. Gains and losses on contracts hedging firm sales commitments are deferred until the related transactions are consummated. The effect of adopting the Statement is currently being evaluated, however, based on current activity, the Company does not believe the effects of adoption will be material to its financial position or results of operation.

Reclassifications

Certain 1998 and 1997 amounts have been reclassified to conform with the 1999 presentation.

2. ACQUISITIONS AND DISPOSALS

Acquisitions

On December 31, 1997, the Company acquired from Clariant Corporation an acylation derivatives business involved in the development and marketing of photoresist resins, as well as the chemical mechanical planarization assets of Baikowski International Corporation and Moyco Technologies, Inc. The aggregate purchase price of these three businesses was approximately $14,900, including approximately $11,200 in cash and contingent consideration of approximately $3,700 (approximately $5,000 face value before discounting) payable in five years. Goodwill is amortized on a straight-line basis over the period assigned to each acquisition, ranging from five to 15 years.

In September of 1999, the Company acquired a choline raw material business from DCV, a holding company established by a joint venture between DuPont and ConAgra, for approximately $3,000 in cash. Choline is an ingredient in photoresist strippers used to manufacture printed wire boards and other electronic interconnects.

Notes To Consolidated Financial Statements

Disposals

Effective December 1, 1999, the Company sold its wholly owned subsidiaries, Callidus Technology, Inc.("CTI") and Plasma Energy Corporation, to Howe-Baker International Inc., for approximately $8,000 in cash, subject to certain immaterial post-closing adjustments. A plan for disposal of this business was adopted in the fourth quarter of 1998. A pretax loss of $4,500 was recognized in 1999 on the disposal as operating results during the disposal period were lower than projected, primarily due to the decision to exit CTI's European operations. This sale completes the disposition of the Company's Engineered Products and Services segment. In 1996, the Company recorded pretax charges of $20,402 related to disposal of the other major portion of this segment, Plasma Processing Corporation. This company was sold in January 1997 for $4,100 resulting in no additional gain or loss. In December 1998, an additional accrual of $1,465 was made to dispose of unprocessed inventory. In 1999, following disposal of the inventory, the Company reversed $343 of this accrual, leaving an accrued balance of $125 at December 31, 1999.

In the third quarter of 1998, the Company's board of directors approved a plan to discontinue its steel operations and in February 2000, the Company sold its wholly owned subsidiary FirstMiss Steel, Inc. for approximately $13,000, subject to certain post-closing working capital adjustments. An estimated loss on disposal of $18,000 was recorded in the third quarter of 1998, which included accruing $3,128 of estimated costs to exit this business. In the fourth quarter of 1999, the estimated loss on disposal was reduced by approximately $1,281 to reflect the estimated proceeds of the anticipated sale.

On October 20, 1995, the Company's gold operations were discontinued through the distribution to its shareholders of its entire ownership of Getchell Gold Corporation. A reduction in estimated tax liabilities of $2,388 was recorded in the fourth quarter of 1999 following final settlement of federal tax examinations covering Getchell Gold's operations through the distribution date.

The net assets and liabilities of discontinued operations included in the consolidated financial statements are classified as current assets, noncurrent assets and noncurrent liabilities by segment as follows:

                                                                             Engineered Products
                                                           Steel            and Services and Other            Total
                                                         December 31,            December 31,              December 31,
                                                    --------------------------------------------------------------------
                                                        1999        1998        1999        1998        1999        1998
                                                    --------------------------------------------------------------------
Current assets                                      $  3,090      24,766       1,656      33,172       4,746      57,938
Investments and other assets                              --          --          --         359          --         359
Property, plant and equipment, net                    11,000       9,300          --       8,489      11,000      17,789
Current liabilities                                   (1,631)     (7,036)    (11,583)    (22,276)     (3,214)    (29,312)
Long-term debt, excluding
     current installments                                 --        (465)         --          --          --        (465)
                                                    --------------------------------------------------------------------
Net current assets of discontinued operations       $ 12,459      26,565      (9,927)     19,744       2,532      46,309
                                                    ====================================================================

Investments and other assets                        $     --          --          --       6,000          --       6,000
                                                    ====================================================================
Noncurrent assets of discontinued operations        $     --          --          --       6,000          --       6,000
                                                    ====================================================================
Deferred income taxes and other, net                $     --          --          --      10,097          --      10,097
                                                    ====================================================================
Noncurrent liabilities of discontinued operations   $     --          --          --      10,097          --      10,097
                                                    ====================================================================

In 1999, the noncurrent liability of $10,097 associated with Engineered Products and Services and Other in 1998 was reclassed as part of current liabilities.

Notes To Consolidated Financial Statements

The statements of operations have been reclassified to separate discontinued and continuing operations. Revenues and net earnings (losses) of the discontinued operations, by segment, for the years ended December 31, 1998 and 1997 were as follows:

                                                                  1998        1997
                                                              --------------------
Steel
     Sales and revenues                                       $ 54,620      75,304
                                                              ====================
     Loss from operations before taxes                        $ (1,499)     (1,134)
     Income tax benefit                                           (585)       (444)
                                                              --------------------
     Loss from discontinued operations, net                   $   (914)       (690)
                                                              ====================
Engineered Products and Services and Other
     Sales and revenues                                       $ 68,011      72,798
                                                              ====================
     Earnings (loss) from operations before taxes             $ (2,705)      2,952
     Income tax expense (benefit)                               (1,001)      1,159
                                                              --------------------
     Earnings (loss) from discontinued operations, net        $ (1,704)      1,793
                                                              ====================
         Total operating results of discontinued operations   $ (2,618)      1,103
                                                              ====================

Earnings (loss) from operations of discontinued businesses included interest expense allocations (based on the ratio of net assets of discontinued operations to consolidated net assets plus debt) of $0, $309 and $41 in 1999, 1998 and 1997, respectively.

3. INVESTMENTS

On January 22, 1998, the Company sold its 50% interest in Power Sources, Inc. ("PSI") to Trigen Energy Corporation for a net cash amount of $18,986 after payments of incentives to former PSI management. A pretax gain of $10,069 was recognized in 1998, with an additional gain of $1,605, including interest, recognized in 1999 following resolution of contingencies related to the transaction. In November 1997, the Company sold its 23% interest in Melamine Chemicals, Inc. to Borden Chemical Inc. for $26,138 in cash, recognizing a pretax gain of $14,684. Equity earnings, net of taxes, were $2,497 for the year ended December 31, 1997.

The Company received a promissory note from Getchell Gold Corporation, a former subsidiary, in October 1995. Subsequently, Getchell and Placer Dome Inc. merged in May 1999, and Getchell paid $29,569 representing all principal and interest due on the note to the Company. At December 31, 1998, the aggregate unpaid principal amount of the note, with accrued interest at 5.625% based on the London Interbank Offered Rate, was $28,918 and was included in investments.

The terms of the January 1997 sale of Plasma Processing Corporation included a note for $2,000. A tax provision for $1,000 and $750 (see note 11) was made in 1999 and 1998, respectively, related to the note based on management's estimate of collectibility.

4. INTANGIBLE AND OTHER ASSETS

The major classes of intangible and other assets are summarized below:

                                                               December 31,
                                                         -----------------------
                                                            1999           1998
                                                         -----------------------

Goodwill                                                 $30,207          26,343
Other                                                        963           1,055
                                                         -----------------------
                                                          31,170          27,398
Less accumulated amortization                             13,533          11,036
                                                         -----------------------
                                                         $17,637          16,362
                                                         =======================

The net carrying amounts of goodwill at December 31, 1999 and 1998 were $16,965 and $15,890, respectively. Amortization expense related to the above amounted to $1,921 in 1999, $2,106 in 1998 and $1,204 in 1997.

Notes To Consolidated Financial Statements

5. PROPERTY, PLANT AND EQUIPMENT

A summary of property, plant and equipment, at cost, follows:

                                                          Estimated                 December 31,
                                                       useful lives              1999          1998
                                                       --------------------------------------------
     Land and land improvements                               10-20          $  7,031         6,856
     Buildings                                                20-45            34,002        31,075
     Plant facilities and equipment                            5-20           286,992       270,505
     Other facilities and equipment                            5-12            50,784        36,276
     Construction in progress                                                  11,520        22,102
                                                                             ----------------------
              Total property, plant and equipment                             390,329       366,814
     Less accumulated depreciation and amortization                           164,584       139,413
                                                                             ----------------------
              Net property, plant and equipment                              $225,745       227,401
                                                                             ======================

Depreciation and amortization expense related to the above was $25,067 in 1999, $21,582 in 1998 and $16,050 in 1997.

Construction in progress is primarily related to plant and other facilities. Completion of current projects is estimated to occur by year end 2000, at an estimated cost of approximately $5,000. Capitalized interest related to construction in progress amounted to $739 in 1999, $915 in 1998 and $141 in 1997.

6. LONG-TERM DEBT

A summary of long-term debt follows:

                                                                      December 31,
                                                                   -----------------
                                                                      1999      1998
                                                                   -----------------
     Unsecured:
         Senior notes payable:
         Tranche A, 6.50%, due October 30, 2003                    $15,000    15,000
         Tranche B, 6.75%, due October 30, 2005                      5,000     5,000
     Revolving credit facility, expiring May 2002                       --    41,000
     BK International Corporation note, 6.25%, due December 2002     4,224     3,956
     Other                                                              --       228
                                                                   -----------------
                                                                    24,224    65,184
     Secured                                                            --        23
                                                                   -----------------
                                                                    24,224    65,207
     Less current installments of long-term debt                        --       251
                                                                   -----------------
                                                                   $24,224    64,956
                                                                   =================

There were no compensating balance requirements under loan agreements in effect at December 31, 1999. The above obligations mature in various amounts through 2005, including $4,224 in 2002, $15,000 in 2003 and $5,000 in 2005.

In November 1998, the Company entered into a $20,000 private placement of senior notes with two institutional investors. The Tranche A and B notes have interest-only payments until October 30, 2003 and October 30, 2005, at interest rates of 6.50% and 6.75%, respectively.

The Company has a $100,000 bank revolving credit facility originating June 1997, which is committed until May 2002. At December 31, 1999, there was no outstanding balance under the facility. At December 31, 1998, there was a balance of $41,000 outstanding at a weighted average interest rate of 5.85%. Outstanding letters of credit under the facility were $9,379 and $8,678, leaving $90,621 and $50,322 available for borrowings at December 31, 1999 and 1998, respectively. Interest rates are based on either the London Interbank Offered Rate or the prime rate. A facility fee ranging from .125 to .150 of 1% per annum is charged. The facility fee was $125, $126 and $125 for the years ended December 31, 1999, 1998 and 1997, respectively. Prior to June 1997, the Company had a $65,000 bank revolving credit facility. Interest rates were based on either the London Interbank Offered Rate or the prime rate. The senior notes and the revolving credit facility contain certain covenants, the most significant of which require a specified ratio of earnings before interest and taxes to cover fixed charges, maintaining a minimum net worth amount, and a specified debt to capitalization ratio. At December 31, 1999, the Company was in compliance with these covenants.

Notes To Consolidated Financial Statements

The Company has access to a $10,000 short-term uncommitted facility for foreign or trade related borrowings. The facility, which originated during 1998 and expires annually, is renewable at the Company's request and the bank's option with a current expiration of October 2000. The total outstanding at December 31, 1999 and 1998, was $7,668 and $5,354, respectively. Interest rates are based on either the London Interbank Offered Rate or the Tokyo Interbank Offered Rate. The average interest rate for the short-term facility was 1.11% and 1.15% at year-ends 1999 and 1998, respectively.

The Company also has access to an uncommitted facility for the issuance of foreign currency letters of credit. The total outstanding at December 31, 1999 and 1998, was $1,458 and $1,642, respectively. The possibility of default is considered remote but would cause these letters of credit to come due immediately. If this occurred, payments would be made from available cash or borrowings under the revolving credit facility.

Total interest costs incurred for the years ended December 31, 1999, 1998 and 1997, were $2,884, $2,901 and $424, respectively.

The Company is potentially restricted by covenants related to its senior note debt and credit facility borrowings that could limit dividend payments. A fixed cost coverage covenant, which includes dividends and scheduled debt principal and interest payments, requires that the company maintain a fixed cost coverage ratio of two and a half times annual earnings before interest and taxes. Compliance with the covenant allows for Company retained earnings to be free of restrictions for potential dividend payments up to an amount of $13,094 for the year ended December 31, 1999.

7. INCOME TAXES

Total income tax expense (benefit) for the years ended December 31, 1999, 1998 and 1997, was allocated as follows:

                                                                      1999        1998        1997
                                                                  --------------------------------
     Continuing operations                                        $ 13,480      15,440      23,050
     Discontinued operations                                        (1,124)     (7,636)        715
     Stockholders' equity related to compensation
         expense for tax purposes in excess
         of amounts recognized for financial reporting purposes       (773)       (678)       (886)
                                                                  --------------------------------
                                                                  $ 11,583       7,126      22,879
                                                                  ================================

Income tax expense differs from the statutory federal rate of 35% applied to earnings from continuing operations before income taxes and investee earnings for the years ended December 31, 1999, 1998 and 1997 as follows:

                                                                  1999        1998        1997
                                                              --------------------------------
     Computed "expected" tax expense                          $ 12,584      14,035      20,422
     State income taxes, net of federal income tax benefit         928       1,407       1,658
     Amortization of goodwill                                      267         394         388
     Exempt earnings of Foreign Sales Corporation                 (149)        (94)       (172)
     Increase in net cash surrender value of life insurance       (381)       (362)       (331)
     Tax provision adjustments for pending
         Internal Revenue Service matters                           --          --         400
     Other, net                                                    231          60         685
                                                              --------------------------------
              Actual tax expense of continuing operations     $ 13,480      15,440      23,050
                                                              ================================

Notes To Consolidated Financial Statements

Components of income tax expense for the years ended December 31, 1999, 1998 and 1997 are as follows:

                                          1999            1998             1997
                                       ----------------------------------------
Current:
     Federal                           $ 6,120           8,950           20,539
     State                                 765           2,169            2,515
     Foreign                             1,062           1,264            1,250
                                       ----------------------------------------
                                         7,947          12,383           24,304
                                       ----------------------------------------
Deferred:
     Federal                             4,870           3,062           (1,290)
     State                                 663              (5)              36
     Foreign                                --              --               --
                                       ----------------------------------------
                                         5,533           3,057           (1,254)
                                       ----------------------------------------
Total:
     Federal                            10,990          12,012           19,249
     State                               1,428           2,164            2,551
     Foreign                             1,062           1,264            1,250
                                       ----------------------------------------
                                       $13,480          15,440           23,050
                                       ========================================

The significant components of deferred income tax expense attributable to earnings from continuing operations for the years ended December 31, 1999, 1998 and 1997 are as follows:

                                                                         1999     1998     1997
                                                                       ------------------------
Deferred tax expense (benefit) from changes in temporary differences   $5,533    3,057   (1,254)
                                                                       ========================

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and the deferred tax liabilities are as follows:

                                                                                December 31,
                                                                           --------------------
                                                                               1999        1998
                                                                           --------------------
Deferred tax assets:
     Note and accounts receivable, principally due to
         allowance for doubtful accounts                                   $     33         317
     Deferred compensation                                                    5,748       5,060
     Accrued incentive compensation                                             493         464
     Inventory costs                                                          1,500       1,803
     State net operating loss carryforward                                      184          92
     Accrued vacation costs                                                     772         767
     Accrued pension costs                                                    3,245         980
     Other, net                                                               1,503       1,103
                                                                           --------------------
         Total deferred tax assets                                           13,478      10,586
                                                                           --------------------
Deferred tax liabilities:
     Plant and equipment, principally due to differences in depreciation    (27,120)    (19,235)
     State income taxes                                                      (2,254)     (1,714)
                                                                           --------------------
         Total gross deferred tax liabilities                               (29,374)    (20,949)
                                                                           --------------------
         Net deferred tax liability                                        $(15,896)    (10,363)
                                                                           ====================

The net deferred tax liability at December 31, 1999 and 1998, consists of a long-term deferred tax liability of $18,178 and $13,501, respectively, and a current deferred tax asset of $2,282, and $3,138, respectively.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, recoverable taxes paid, projected taxable income and tax planning strategies in making this assessment. Based on the reversal of existing deferred tax liabilities and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefit of these deductible differences.

Notes To Consolidated Financial Statements

Current refundable income taxes of $10,580 at December 31, 1999, and current income taxes payable of $3,569 at December 31, 1998, are included in other receivables and accrued expenses and other current liabilities, respectively, in the accompanying consolidated balance sheets.

The Company's federal income tax returns have been examined through June 30, 1996, and all years through June 30, 1994 are closed. In October 1999, the Company agreed to a resolution of the remaining disputed issues for the years ended June 30, 1995 and June 30, 1996. Management believes that adequate provision has been made for any adjustments which might be assessed for open years through December 31, 1999.

8. EMPLOYEE BENEFIT AND INCENTIVE PLANS

The Company has a noncontributory defined benefit pension plan covering substantially all full-time permanent employees. The benefits are based on years of service and participants' compensation during the last five years of employment. The following tables present plan information at December 31, 1999 and 1998, and for the years ended December 31, 1999, 1998 and 1997:

                                                             1999         1998
                                                         ----------------------
Change in Benefit Obligation
Benefit obligation at beginning of year                  $ 40,825        37,494
Service cost                                                3,684         2,958
Interest cost                                               2,680         2,749
Actuarial (gain) loss                                      (1,602)        3,350
Benefits paid                                              (1,506)       (2,934)
Curtailment gain                                               --        (2,792)
                                                         ----------------------
Benefit obligation at end of year                        $ 44,081        40,825
                                                         ======================

Change in Plan Assets
Fair value of plan assets at beginning of year           $ 39,531        36,206
Actual return on plan assets                                4,173         6,154
Employer contribution                                       1,712           105
Benefits paid                                              (1,506)       (2,934)
                                                         ----------------------
Fair value of plan assets at end of year                 $ 43,910        39,531
                                                         ======================

Reconciliation of Funded Status
Funded status                                            $   (171)       (1,294)
Unrecognized net actuarial gain                            (7,938)       (5,968)
Unrecognized transition asset                              (1,567)       (1,872)
Unrecognized prior service cost                               409           457
                                                         ----------------------
Accrued pension liability                                $ (9,267)       (8,677)
                                                         ======================

Weighted-Average Assumptions
     as of December 31                            1999        1998        1997
                                               --------------------------------
Discount rate - net periodic pension cost         7.00%       7.50%       7.75%
Discount rate - benefit obligations               8.00%       7.00%       7.50%
Expected return on plan assets                    9.50%       9.50%       9.00%
Rate of compensation increase                     4.00%       4.00%       4.00%

Components of Net Periodic Pension Cost
Service cost                                   $ 3,684       2,958       2,376
Interest cost                                    2,680       2,747       2,157
Expected return on plan assets                  (3,691)     (3,369)     (2,631)
Recognized net actuarial gain                     (116)       (645)       (243)
Amortization of transition asset                  (304)       (304)       (304)
Amortization of prior service cost                  49          89          89
                                               --------------------------------
Net periodic pension cost                      $ 2,302       1,476       1,444
                                               ================================

Notes To Consolidated Financial Statements

Net annual pension expense allocated to discontinued operations was $1,123, $1,211 and $1,162 for the years ended December 31, 1999, 1998 and 1997, respectively. Plan assets are invested primarily in equity securities and U.S. Government and corporate bonds.

The Company has a contributory 401(k) savings and employee stock ownership plan which covers substantially all eligible employees who have completed six months of service. Total expense under the plan amounted to approximately $1,255, $1,116 and $1,038 for the years ended December 31, 1999, 1998 and 1997, respectively. This plan and the pension plan invest in the Company's stock. The total number of shares held by the plans at December 31, 1999 and 1998, was 367,609 and 387,261, respectively.

The Company has various nonqualified plans that act to restore earned benefits limited by income tax regulations, or allow for other compensation deferrals. Beginning in July 1997, participants in certain of these plans could elect to convert existing deferred balances and/or future deferrals, at the start of each new year, into phantom share units tracking the performance of the Company's stock. Additionally, a 15 percent discount on the market value of the stock at the original conversion date and each new plan year is given to those participants making this election. Beginning in 1998, Company officers could elect to defer a portion of salary and/or bonuses into phantom share units on a pretax basis at a 15 percent discount. The total liability for these deferrals at December 31, 1999 and 1998 is $1,252 and $936, respectively. The nonqualified supplemental pension plan provides for incremental pension payments from the Company's funds. The total liability relating to this unfunded plan at December 31, 1999 and 1998, was $2,026 and $1,689, respectively. Net annual pension expense for this plan was $337, $311 and $77 (net of an actuarial adjustment of $233 in 1997) for the years ended December 31, 1999, 1998 and 1997, respectively. The cost of the nonqualified 401(k) and ESOP plans was $314, $355 and $622 for the years ended December 1999, 1998 and 1997, respectively. Individual life insurance contracts were purchased, with the Company as beneficiary, to assist in the funding of portions of certain nonqualified deferred compensation plans covering directors, officers and key employees. The expense for these plans was $964, $896 and $795 for the years ended December 31, 1999, 1998 and 1997, respectively.

Directors, officers and certain key employees of the Company participate in the long-term incentive plans (the "Plans") under which the Company has reserved shares of common stock for issuance. Awards under the Plans include stock options, options to purchase debentures convertible into preferred stock and then convertible into common stock of the Company, stock appreciation rights, performance units, restricted stock, supplemental cash and such other forms as the Board of Directors may direct. Options under all plans are granted at the market price of the shares on the date of the grants, with vesting occurring no earlier than six months after grant and expiration no later than 10 years after grant. At December 31, 1999, shares available for grant under the referenced plans totaled 176,118 shares of common stock. Outstanding debentures totaled $0 and $228 at December 31, 1999 and 1998, respectively. Debentures are no longer granted under the Company's plans.

SFAS No. 123, "Accounting for Stock-Based Compensation," was adopted by the Company in 1996. In accounting for employee stock options and similar equity instruments, companies are given the choice of either recognizing related compensation cost by adopting the fair value method, or to continue using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25 (APB No. 25), "Accounting for Stock Issued to Employees," and supplementally disclose the proforma effect on earnings and earnings per share using SFAS No. 123 measurement criteria. The Company elected to continue to follow the requirements of APB No. 25, and accordingly, there is no effect on the results of operations.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants made during the years ended December 31, 1999, 1998 and 1997, respectively: dividend yields of 2.0, 1.5 and 1.7 percent; expected volatilities of 27, 33 and 26 percent; risk-free interest rates of 6.1, 6.1 and
6.8 percent, and expected option lives of four years for all periods presented.

Notes To Consolidated Financial Statements

A summary of the status of the Company's stock option plans at December 31, 1999, 1998 and 1997, and changes during the years ended on those dates is presented below:

                                               1999                          1998                        1997
                                      --------------------------------------------------------------------------------------
                                                    Weighted-avg.                 Weighted-avg.               Weighted-avg.
                                        Shares      exercise price     Shares     exercise price    Shares    exercise price
                                      --------------------------------------------------------------------------------------
Stock options:

Outstanding at beginning of year      1,202,015        $  22.26      1,012,904       $  20.84       551,212      $  18.33
Granted                                 545,168        $  19.02        394,108       $  26.02       518,010      $  23.18
Exercised                               (54,153)       $  15.71        (77,982)      $  20.18       (49,518)     $  16.98
Forfeited                               (33,735)       $  23.73       (127,015)      $  23.93        (6,800)     $  23.13
                                      ---------                      ---------                    ---------
Outstanding at end of year            1,659,295        $  21.38      1,202,015       $  22.26     1,012,904      $  20.84
                                      =========                      =========                    =========
Exercisable at end of year            1,407,079                        634,474                      501,694
                                      =========                      =========                    =========
Weighted-average fair value of
     grants during year                                $   4.88                      $   7.86                    $   6.11
                                                       ========                      ========                    ========

The following table summarizes information about stock options for the period ended December 31, 1999:

                           Options outstanding                                      Options exercisable
     -------------------------------------------------------------------        ----------------------------
                                        Weighted-avg.
        Range of          Number          remaining        Weighted-avg.          Number       Weighted-avg.
     exercise prices    outstanding    contractual life   exercise price        exercisable   exercise price
     -------------------------------------------------------------------        ----------------------------
      $16.30-$26.75     1,659,295         7.1 years          $20.29             1,407,079         $20.31
     ===================================================================        ============================

Under the Company's application of APB Opinion 25 and related interpretations in accounting for its plans, no compensation cost has been recognized for its stock option plans. Had compensation cost been determined based on the fair value at the grant dates for awards under the plan consistent with the method prescribed by SFAS No. 123, the Company's net income, earnings per common share and earnings per common share, assuming dilution, would have been reduced to the pro forma amounts indicated below for the years ended December 31:

                                                                             1999        1998       1997
                                                                         -------------------------------
     Net earnings                                         As reported    $ 23,119    $ 10,092   $ 38,898
                                                            Pro forma    $ 20,434    $  8,998   $ 37,955

     Earnings per common share                            As reported    $   1.26    $    .52   $   1.91
                                                            Pro forma    $   1.12    $    .47   $   1.86

     Earnings per common share, assuming dilution         As reported    $   1.25    $    .52   $   1.86
                                                            Pro forma    $   1.11    $    .46   $   1.82

Notes To Consolidated Financial Statements

9. STOCKHOLDERS' EQUITY

The annual earnings per common share ("EPS") calculation is based on the collective averages of the weighted-average number of common shares outstanding during each quarter for earnings per common share and the collective averages of the weighted-average number of outstanding common shares and common share equivalents during each quarter for earnings per common share, assuming dilution. A reconciliation of the numerators and denominators for basic and diluted per share computations from continuing operations for the years ended December 31, 1999, 1998 and 1997, follows:

                                                           Weighted-avg.
                                               Income         Shares       Per Share
                                             (Numerator)   (Denominator)    Amount
                                             -----------   -------------   ---------
Basic EPS
Earnings from continuing operations - 1999   $   22,473     18,242,021     $   1.23
Effect of Dilutive Securities
Options                                              --        143,243           --
Convertible debentures                               --         84,705           --
                                                            ----------
Diluted EPS
Earnings from continuing operations - 1999   $   22,473     18,469,969     $   1.22
                                                            ==========
Basic EPS
Earnings from continuing operations - 1998   $   24,660     19,255,344     $   1.28
Effect of Dilutive Securities
Options                                              --         79,178           --
Convertible debentures                               --        144,300           --
                                                            ----------
Diluted EPS
Earnings from continuing operations - 1998   $   24,660     19,478,822     $   1.27
                                                            ==========
Basic EPS
Earnings from continuing operations - 1997   $   37,795     20,395,060     $   1.85
Effect of Dilutive Securities
Options                                              --        195,867           --
Convertible debentures                               --        296,825           --
                                                            ----------
Diluted EPS
Earnings from continuing operations - 1997   $   37,795     20,887,752     $   1.81
                                                            ==========

Options to purchase 313,920 shares of the Company's common stock were outstanding at December 31, 1999 but were not included in the computation of diluted EPS because their exercise prices were greater than the average market price of the common shares. Of these potentially dilutive options, 20,900 expire in 2007 and 293,020 expire in 2008.

In connection with the Shareholder Rights Plan adopted by the Company on October 30, 1996, preferred stock purchase rights were distributed to stockholders and are deemed to be attached to the outstanding shares of common stock of the Company. Under certain conditions, each right may be exercised to purchase one one-hundredth (1/100) of a share of a new series of preferred stock, at an exercise price of $100 per share (subject to adjustment). The rights, which do not have voting rights, expire in 2006, and may be redeemed by the Company at a price of $0.01 per right prior to a specified period of time after the occurrence of certain events. In certain events, each right (except certain rights beneficially owned by 10% or more owners, which rights are voided) will entitle its holder to purchase shares of common stock with a value of twice the then-current exercise price.

In August 1998, the Company's directors authorized a $50,000 stock repurchase program. As of December 31, 1999, total repurchase authorizations were $110,000.

Notes To Consolidated Financial Statements

10. COMMITMENTS AND CONTINGENT LIABILITIES

The Company has entered into various operating leases for transportation equipment (primarily railroad tank cars), chemical pipelines and storage facilities, office buildings and land and other miscellaneous items of equipment. The following is a schedule by year of future minimum rental payments for those operating leases with initial or remaining noncancelable terms in excess of one year, as of December 31, 1999:

     Years ending                                                  Operating
     December 31,                                                    Leases
     ------------                                                  ---------

     2000                                                          $   1,481
     2001                                                              1,344
     2002                                                              1,299
     2003                                                                605
     2004                                                                 53
     Later years                                                          --
                                                                   ---------
     Total minimum payments required                               $   4,782
                                                                   =========

Provisions applicable to certain transportation equipment leases provide for mileage credits computed on the basis of usage. No recognition has been given to the effect of such credits in the amounts presented above.

Rental expense, including short-term rentals (net of mileage credits of approximately $365, $483 and $407 for the years ended December 31, 1999, 1998 and 1997, respectively), was approximately $1,820, $1,590 and $781 for the years ended December 31, 1999, 1998 and 1997, respectively. In most cases management expects that leases will be renewed or replaced by other leases in the normal course of business.

Company operations are subject to a wide variety of environmental laws and regulations governing emissions to the air, discharges to water sources, and the handling, storage, treatment and disposal of waste materials, as well as other laws and regulations concerning health and safety conditions. The Company accrues for anticipated costs associated with investigatory and remediation efforts relating to the environment. At December 31, 1999 and 1998, the Company's estimated liability for these matters totaled $1,333 and $1,338, respectively, for discontinued operations. The estimated liability related to continuing operations at December 31, 1999 and 1998, was $244, for both years.

The Company has pending several claims incurred in the normal course of business which, in the opinion of management and legal counsel, should be disposed of without material effect on the accompanying consolidated financial statements.

11. OTHER INCOME (EXPENSE)

Components of other income (expense), net, for the years ended December 31 are as follows:

                                                           1999       1998       1997
                                                        -----------------------------
Gain on sale of Melamine Chemicals, Inc. (see note 3)   $    --         --     14,684
Gain on sale of Power Sources, Inc. (see note 3)          1,605     10,069         --
Loss on note receivable                                  (1,000)      (750)        --
Other                                                    (1,141)       (95)       313
                                                        -----------------------------
                                                        $  (536)     9,224     14,997
                                                        =============================

Notes To Consolidated Financial Statements

12. SEGMENT INFORMATION

The Company operates in two segments: Electronic and Other Specialty Chemicals and Polyurethane Chemicals. The Electronic and Other Specialty Chemicals segment produces specialty chemicals for use by others in electronic, agricultural, pharmaceutical, polymer and photosensitive applications. These chemicals are typically produced by multi-step processing with products sold both on specification and performance. This segment includes research and development for new products and processes. The Polyurethane Chemicals segment produces aniline and nitrobenzene by a continuous production process. These chemicals generally require more processing to produce the end product used by consumers and are primarily sold under long-term contracts to industrial customers. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates performance and allocates resources based on the segment's profit or loss from operations before interest income and expense and income taxes. The Company's reportable segments are based on similarities in products and services, type and class of customers, production processes and methods of distribution.

The polyurethane chemicals segment had unaffiliated major customer sales of $111,151, $99,522, and $86,806 for the years ended December 31, 1999, 1998 and
1997, respectively.

The following is a breakdown by segment of the Company's consolidated financial statements at December 31, 1999, 1998 and 1997 and for each of the years then ended:

                                                                   1999         1998         1997
                                                              -----------------------------------
Sales to unaffiliated customers:
    Electronic and Other Specialty Chemicals                  $ 173,663      176,688      176,353
    Polyurethane Chemicals                                      138,123      119,821      112,465
                                                              -----------------------------------
         Total                                                $ 311,786      296,509      288,818
                                                              ===================================

Operating profit before income taxes and investee earnings:
    Electronic and Other Specialty Chemicals                  $  18,048       17,796       27,617
    Polyurethane Chemicals                                       31,034       22,648       24,071
                                                              -----------------------------------
                                                                 49,082       40,444       51,688
Unallocated corporate expenses                                  (11,811)      (9,781)     (11,347)
Interest income (expense), net                                     (782)         213        3,010
Other income (expense), net                                        (536)       9,224       14,997
                                                              -----------------------------------
         Total                                                $  35,953       40,100       58,348
                                                              ===================================

Depreciation and amortization:
    Electronic and Other Specialty Chemicals                  $  18,117       14,623       12,541
    Polyurethane Chemicals                                        7,316        8,148        4,341
    Corporate                                                     1,555          917          372
                                                              -----------------------------------
         Total                                                $  26,988       23,688       17,254
                                                              ===================================

Identifiable assets:
    Electronic and Other Specialty Chemicals                  $ 253,014      214,192      224,778
    Polyurethane Chemicals                                      100,976      113,217       81,844
                                                              -----------------------------------
                                                                353,990      327,409      306,622
    Corporate                                                    45,865       63,716       62,305
    Discontinued operations                                       2,532       52,309       64,170
                                                              -----------------------------------
        Total                                                 $ 402,387      443,434      433,097
                                                              ===================================

Capital expenditures:
    Electronic and Other Specialty Chemicals                  $  16,399       25,306       36,692
    Polyurethane Chemicals                                        3,245       11,421       47,910
    Corporate                                                     5,001        7,059        6,840
                                                              -----------------------------------
        Total                                                 $  24,645       43,786       91,442
                                                              ===================================

Notes To Consolidated Financial Statements

Revenues from sales to all foreign countries were $47,345, $46,207 and $43,096 in 1999, 1998 and 1997, respectively, and are attributed to those countries based on ship-to location of customers. Identifiable assets in foreign countries were $21,943, $17,386 and $7,736.

Identifiable assets by segment are those assets used in the Company's operations. Corporate assets and investments are principally cash and cash equivalents, nontrade receivables and certain other investments.

The Company performs ongoing credit evaluations of its customers and generally does not require collateral on trade receivables. The Company believes that adequate allowances are maintained for any uncollectible trade receivables. Certain corporate expenses, primarily those related to the overall management of the Company, were not allocated to the operating segments.

13. QUARTERLY FINANCIAL DATA (UNAUDITED)

Selected quarterly financial data follows:

                                                                          Quarters ended                 Year ended
                                                     --------------------------------------------------------------
                                                          03/31        06/30        09/30        12/31        12/31
                                                     --------------------------------------------------------------
1999:
     Sales                                           $   69,844       80,341       79,275       82,326      311,786
                                                     ==============================================================
     Gross profit                                    $   19,494       22,139       24,761       25,274       91,668
                                                     ==============================================================
     Earnings from continuing operations             $    4,641        5,473        5,962        6,397       22,473
                                                     ==============================================================
     Net earnings                                    $    4,641        5,473        5,962        7,043       23,119
                                                     ==============================================================
     Earnings per common share:
              Continuing operations                  $      .25          .30          .33          .35         1.23
                                                     ==============================================================
              Net earnings                           $      .25          .30          .33          .38         1.26
                                                     ==============================================================
     Earnings per common share, assuming dilution:
              Continuing operations                  $      .25          .30          .32          .35         1.22
                                                     ==============================================================
              Net earnings                           $      .25          .30          .32          .38         1.25
                                                     ==============================================================

                                                                                  Quarters ended                 Year ended
                                                            ---------------------------------------------------------------
                                                                 03/31        06/30        09/30         12/31        12/31
                                                            ---------------------------------------------------------------
1998:
     Sales                                                  $   71,924       75,688       72,760        76,137      296,509
                                                            ===============================================================
     Gross profit                                           $   18,253       20,416       20,104        20,720       79,493
                                                            ===============================================================
     Earnings from continuing operations                    $    9,445        3,853        5,107         6,255       24,660
                                                            ===============================================================
     Net earnings (loss)                                    $    9,753        3,954       (7,687)        4,072       10,092
                                                            ===============================================================
     Earnings (loss) per common share:
              Continuing operations                         $      .47          .20          .27           .33         1.28
                                                            ===============================================================
              Net earnings (loss)                           $      .49          .20         (.41)          .22          .52
                                                            ===============================================================
     Earnings (loss) per common share, assuming dilution:
              Continuing operations                         $      .47          .19          .27           .33         1.27
                                                            ===============================================================
              Net earnings (loss)                           $      .48          .20         (.40)          .22          .52
                                                            ===============================================================

Net earnings during the first quarter of 1998 included the gain on the sale of Power Sources, Inc. (see note 3), while results in the third quarter of 1998 reflect charges related to the discontinuance of steel operations.

The above quarterly earnings (loss) per share calculations are based on the weighted-average number of common shares outstanding during each quarter for earnings (loss) per common share and the weighted-average number of outstanding common shares and common share equivalents during each quarter for the earnings
(loss) per common share, assuming dilution.

Notes To Consolidated Financial Statements

14. VALUATION AND QUALIFYING ACCOUNTS

Details regarding the valuation allowances for discontinued operations and doubtful trade accounts and notes receivable for continuing operations are as follows:

                                              Charged to    Other
                                Beginning     Costs and   Additions      Ending
                                 Balance      Expenses   (Deductions)*   Balance
                                ------------------------------------------------
Year ended December 31, 1999     $25,314        2,008         (105)      27,217
Year ended December 31, 1998     $10,222       15,063           29       25,314
Year ended December 31, 1997     $24,433           12      (14,223)      10,222

* Businesses disposed and/or amounts written off.

15. FINANCIAL INSTRUMENTS

Fair Value of Financial Instruments

At December 31, 1999 and 1998, cash and cash equivalents, trade receivables, notes receivable, letters of credit, trade payables, accrued liabilities, foreign currency contracts and notes payable are reflected in the financial statements at fair value. The $20,000 senior notes, placed with institutional investors in November 1998, approximate fair value based on current rates offered the Company for debt of similar characteristics and maturities. The revolving credit facility is based on floating interest rates and approximates fair value.

Derivative Financial Instruments

The Company enters into foreign currency option contracts and forward exchange contracts to minimize its exposure related to receivables denominated in yen. To lessen the short-term effect of exchange rate fluctuations on consolidated performance, the Company hedges a portion of these yen-denominated receivables and future sales commitments. Gains and losses on contracts related to future sales commitments are deferred and subsequently recorded in net earnings in the period in which the related transactions are consummated. The open option collars at December 31, 1999, represent total option puts and calls of 220,000,000 yen each, with a minimum U.S. dollar value of $1,973 and a maximum U.S. dollar value of $2,303. The contracts hedge 20,000,000 yen per month with floor rates ranging from 98.08 to 93.21 and the cap rates ranging from 114.0 to 109.0, with expiration dates from March 2000 to January 2001, respectively. There are no open forward exchange contracts at December 31, 1999. The open forward exchange contracts at December 31, 1998, represent forward sales of 664,500,000 yen with a U.S. dollar value of $5,857 and terms of one year or less. For 1999 and 1998 the net realized and unrealized losses associated with these instruments were immaterial.

16. YEAR 2000

In 1996, the Company began a study which led to the purchase in 1997 of a company-wide Enterprise Resource Planning ("ERP") system to integrate the Company's information systems, replacing small, stand-alone purchased systems. This ERP system is Year 2000 compliant. As of December 31, 1999, the Company has spent approximately $12,600 on this project with all scheduled sites operating under this system.

A corporate-wide survey and assessment of other information technology ("IT") and non-IT equipment and systems utilizing date or time functions was completed in 1999. The Company also assessed critical key customers, as well as service and raw material suppliers, regarding their Year 2000 readiness. Total expenditures for assessment and remediation was approximately $300, with all remediations occurring prior to December 31, 1999. Most of this cost was related to process control systems. To date, the Company has not encountered any significant disruptions related to the Year 2000 rollover.

Independent Auditors' Report

The Board of Directors and Stockholders
ChemFirst Inc.

We have audited the consolidated balance sheets of ChemFirst Inc. and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ChemFirst Inc. and subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1999, in conformity with generally accepted accounting principles.

                                                       KPMG LLP


Jackson, Mississippi

February 25, 2000

ChemFirst Companies, Directors and Officers

CHEMFIRST COMPANIES

First Chemical Corporation
(Intermediate Chemicals and Aniline)
P.O. Box 7005
Pascagoula, Mississippi  39568-7005
-and-
First Chemical Texas, L.P.
(Aniline)
P. O. Box 1607
Baytown, Texas 77520
George M. Simmons, President

ChemFirst Fine Chemicals, Inc.
(Electronic and Fine Chemicals)
P.O. Box 216
Tyrone, Pennsylvania  16686-0216
-and-
1515 Nicholas Road
Dayton, Ohio  45418
Scott Martin, President

First Chemical Corporation dba
ChemFirst Fine Chemicals
(Electronic and Fine Chemicals)
P. O. Box 7005
Pascagoula, MS  39568-7005
Scott Martin, Vice President

EKC Technology, Inc.
(Electronic Chemicals)
2520 Barrington Court
Hayward, California  94545-3703
P. Jerry Coder, President

EKC Technology, Ltd.
(Electronic Chemicals)
19 Law Place
Nerston, Industrial Estate
East Kilbride
Glasgow G74 4QL Scotland
Connell Boyle, Managing Director

EKC Technology, K.K.
(Electronic Chemicals)
KSP R&D D3 42
3-2-1 Sakado, Takatsu-ky, Kawasaki
Kanawaga, 213-0012 Japan
Satoshi Kumasaka, Managing Director

TriQuest, L.P.
(Electronic and Fine Chemicals)
P. O. Box 819005
Dallas, Texas, 75381-9005
Roger L. Van Duyne, President

DIRECTORS

Richard P. Anderson 2, 3
Maumee, Ohio
Chairman
The Andersons Inc.
Agribusiness

Paul A. Becker  1
Vero Beach, Florida
President,
Summit Investment Management

James W. Crook  3, 4
Dataw, South Carolina
Retired, Former Chairman of the Board,
Melamine Chemicals, Inc.
(Retiring as director in April 2000)

Michael J. Ferris 2
Houston, Texas
President and Chief Executive Officer,
Pioneer Companies, Inc.

James E. Fligg 2
Naples, Florida
Retired, Former Senior Executive Vice President,
BP Amoco, p.l.c.

Robert P. Guyton 1
Sea Island, Georgia
Financial Consultant

Dr. Paul W. Murrill 1
Baton Rouge, Louisiana
Professional Engineer

William A. Percy, II  2, 4
Greenville, Mississippi
Chairman of the Board,
Staple Cotton Cooperative Association

Dan F. Smith  1
Houston, Texas
President and Chief Executive Officer,
Lyondell Chemical Company

Leland R. Speed  3
Jackson, Mississippi
Chairman, EastGroup Properties
Parkway Properties
Real Estate Trust Companies

Dr. R. Gerald Turner 3, 4
Dallas, Texas
President, Southern Methodist University

J. Kelley Williams
Jackson, Mississippi
Chairman and Chief Executive Officer,
ChemFirst Inc.

1  Audit Committee
2  Compensation and Human
   Resources Committee
3  Committee on Director Affairs
4  ChemFirst Foundation Inc. Board
   of Trustees

OFFICERS

J. Kelley Williams
Chairman
Chief Executive Officer

R. Michael Summerford
President
Chief Operating Officer

Max P. Bowman
Vice President, Finance
Treasurer

Daniel P. Anderson
Vice President
Health, Safety & Environmental Affairs

William B. Kemp
Vice President
Human Resources

J. Steve Chustz
General Counsel

Troy B. Browning
Controller

James L. McArthur
Secretary

                              Corporate Information

STOCK LISTING

New York Stock Exchange
Trading Symbol:  CEM

Note: The Wall Street Journal and many other major daily newspapers list the stock as ChemFst.

TRANSFER AGENTS FOR COMMON STOCK

The Bank of New York
1-800-524-4458
e-mail: Shareowner-svcs@bankofny.com
Internet: http://stock.bankofny.com

Address shareholder inquiries to:
Shareholder Relations Department - 11E
P.O. Box 11258
Church Street Station
New York, NY 10286

Send certificates for transfer and
address changes to:
Receive and Deliver Department - 11W
P.O. Box 11002
Church Street Station
New York, NY 10286

ChemFirst Inc.
Stock Transfer Department
P.O. Box 1249
Jackson, MS 39215-1249
(601) 948-7550
e-mail: ir@chemfirst.com

COMMON STOCK REGISTRARS

The Bank of New York
Investor Relations Department
P.O. Box 11258
Church Street Station
New York, NY 10286

AmSouth Bank
210 East Capitol Street
Eighth Floor
Jackson, MS 39205-1200

INVESTOR RELATIONS

If you have questions concerning ChemFirst Inc. or your investment in the company, we will be pleased to assist you. Contact:

James L. McArthur
Secretary, Manager, Investor Relations
ChemFirst Inc.
P.O. Box 1249
Jackson, MS 39215-1249
(601) 949-0285 or (601) 948-7550
e-mail: ir@chemfirst.com

FORM 10-K

Stockholders may obtain without charge a copy of the ChemFirst Inc. 10-K as filed with the Securities and Exchange Commission by calling or writing the company's Investor Relations Department, or on the company's Internet site, located at www.chemfirst.com.

INDEPENDENT PUBLIC ACCOUNTANTS

KPMG LLP
1100 One Jackson Place
Jackson, MS 39201-9988

STOCKHOLDER REPORTS

Stockholders with stock in brokerage accounts who wish to receive quarterly stockholder reports and other information directly from the company, may do so by writing, calling or e-mailing the company's Investor Relations Department. Quarterly earnings reports may also be accessed via the company's Internet site, located at www.chemfirst.com.

ANNUAL MEETING

The Annual Meeting of Stockholders will be held May 23, 2000, at 1:30 p.m. at the Hilton Jackson, 1001 East County Line Rd., Jackson, MS.

Stockholders are cordially invited to attend and participate in the business of the meeting. Those who are unable to attend are requested to return their proxy cards to the Registrar in the envelope that accompanies the proxy.

[LOGO] ChemFirst Inc.

STOCK MARKET INFORMATION

The high and low recorded prices of the company's common stock and cash dividends declared during 1999 and 1998 are presented in the table below. There were approximately 3,756 shareholders of record as of March 3, 2000.

                           1999                             1998
                --------------------------------------------------------------
                                    Dividend                          Dividend
                High       Low        Rate      High        Low         Rate
                --------------------------------------------------------------
1st Quarter     23 7/8     18 1/8     .10       28 3/8      23 3/4      .10
2nd Quarter     24 13/16   22 9/16    .10       27 1/16     24 7/8      .10
3rd Quarter     27 3/8     24 3/16    .10       25 5/8      15 7/8      .10
4th Quarter     28         19 7/8     .10       21          15 9/16     .10
For the Year    28         18 1/8     .40       28 3/8      15 9/16     .40

    ChemFirst Inc.    Post Office Box 1249    Jackson, Mississippi 39215-1249